FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                                  May 16, 2001


                               INFICON HOLDING AG


                              INFICON Holdings Inc.

                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---      ----

              (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

              (If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82-              )

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Enclosures: - Press Release dated May 9, 2001 regarding the resolutions made at the Registrant's Annual Shareholder Meeting on May 9, 2001

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 INFICON Holding AG



Date: May 16, 2001               By:         /s/ Peter Maier
                                    --------------------------------------------

                                 Name:   Peter G. Maier
                                 Title:  Vice President and Chief Financial
                                         Officer



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[INFICON LOGO OMITTED]


CONTACT:
Betty Ann Kram                                         Bernhard Schweizer
Director of Corporate Communications                   Peter Butikofer & Company
and Investor Relations                                 01 447 1212
+1.315.434.1122                                E-mail: bschweizer@buetikofer.ch
E-mail:  BettyAnn.Kram@inficon.com



              ANNUAL GENERAL MEETING OF INFICON HOLDING AG APPROVES
                  ALL PROPOSALS MADE BY THE BOARD OF DIRECTORS

                First Annual General Meeting as a Listed Company

Syracuse, New York/USA und Zurich/Switzerland -- May 9, 2001 -- INFICON Holding AG (Swiss Exchange SWX and NASDAQ: IFCN), a leading developer, manufacturer and supplier of vacuum instrumentation for semiconductor processing and a broad range of industrial applications, today held its first Annual General Meeting as a listed company. The shareholders approved all proposals made by the Board of Directors.

The shareholders have made the following decisions:

The Annual Report, the Annual Financial Statements and the Consolidated Financial Statements were approved.

The retained deficit of CHBF 58'000 is carried forward.

The members of the Board of Directors have been granted discharge for their activity during the fiscal year 2000.

Dr. Thomas Staehelin was elected new member of the Board of Directors for a tenure of three years.

Ernst&Young were appointed as auditors and Group audiores for one year.

ABOUT INFICON
INFICON is a leading developer, manufacturer and supplier of vacuum instrumentation used for analysis, monitoring, measurement and control by manufacturers to improve the productivity of their production processes and the quality of their products. INFICON sells its products to customers worldwide, with a particular focus on semiconductor and related markets such as manufacturers of semiconductor chips, flat screen televisions and monitors, computer disc drive components and various electronic storage media, such as compact discs, digital video discs and floppy discs.


        INFICON
--------------------------------------------------------------------------------
      | Two Technology Place, East Syracuse, NY 13057-9714 USA
      | Tel: +1.315.434.1100  Fax: +1.315.437.3803
      | www.inficon.com E-mail: reachus@inficon.com

With global headquarters in Syracuse, New York, INFICON is a publicly traded company in Switzerland on the SWX Swiss Exchange and in the U.S. on the Nasdaq National Market under the symbol IFCN. The Company has manufacturing facilities in the United States and Europe with worldwide offices and service centers in the U.S. China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom, For more information about INFICON and its products, please visit the Company's web site at www.inficon.com.

This press release contains forward-looking statements that address, among other things, our strategic objectives, trends in the industries in which we operate and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in our filings with the Securities and Exchange Commission.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.